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                                                                 EXHIBIT 1

[ProNet Inc. letterhead]
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                                            FOR IMMEDIATE RELEASE

                                            For More Information Contact:
                                            Jan Gaulding, CFO
                                            (214) 964-9500


PRONET INC. PLANS RULE 144A OFFERING OF
$100 MILLION OF SENIOR SUBORDINATED NOTES

PLANO, TEXAS, May 11, 1995 -- PRONET INC. (NASDAQ - PNET) today announced that it intends to commence a Rule 144A offering of $100 million principal amount of senior subordinated notes due 2005. The Company anticipates completing the offering during the second quarter of 1995.

   The notes will be general unsecured obligations of the Company and will be subordinated to all existing and future Senior Debt (to be defined in the indenture governing the notes) of the Company. The indenture will provide that the Company may not incur any debt that is subordinate in right of payment to the Senior Debt and senior in right of payment to the notes. The indenture will also contain covenants that, among other things, will limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, engage in transactions with affiliates, sell assets and engage in mergers, consolidations and other acquisitions.

   The Company expects to use the net proceeds of the private offering to repay indebtedness under its credit facility, to pursue the Company's acquisition strategy, to purchase frequency rights, to make capital expenditures for buildout of the Company's regional paging systems and for enhanced services, and for working capital and general corporate purposes.

   The notes have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

   ProNet, based in the Dallas suburb of Plano, Texas, is a leading provider of wireless communications services through its paging and security operations.